

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2011

Via E-mail
Mr. Michael A. Reeves
Chief Financial Officer
HSBC Finance Corporation
26525 North Riverwoods Boulevard
Mettawa, Illinois 60045

> **Re:    HSBC Finance Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 1, 2011**
> **File No. 001-08198**

Dear Mr. Reeves:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Note 2. Summary of Significant Accounting Policies and New Accounting Pronouncements, page 135

Card and Retail Services Segment, page 64

1. We note that you estimate the impact of the Card Act, including mitigating actions referred to in your disclosures, resulted in a reduction in revenue net of credit loss provision of approximately $200 million during 2010. Please tell us how you determined this amount and the related credit loss provision netted, and further explain the reasons for netting the credit loss provision. Lastly, please tell us as of June 30, 2011 and revise your future filings to disclose the continuing significant financial statement impact of the Card Act on your operations.

Provision for Credit Loss Reserves, page 137

2. We note from your disclosure on page 157 of the 2010 Form 10-K and page 15 of your June 30, 2011 Form 10-Q that you have $5.477 billion of second lien mortgages as of December 31, 2010 and $4.919 billion as of June 30, 2011. We also note your discussion of the loss experience and delinquency trends in this portfolio in your filings. Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold or service the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings. If not, disclose the steps you take to monitor the credit quality of the first lien and how you factor your ability, or lack thereof, to do this in your determination of the appropriate level of allowance for loan losses for your second lien portfolio.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Note 10. Income Taxes, page 29

3. We note from your Form 8-K filed August 10, 2011 your announced sale of your monoline U.S. credit card and private label credit card portfolio to Capital One Financial Corp. Please tell us how you considered the impact of this planned sale on your deferred income tax, net balance of $2.297 billion at June 30, 2011, in current and future periods. Specifically we note that the Card and Retail Services reportable segment is currently your only profitable segment and your Consumer segment is in run-off mode.

Real Estate Owned, page 70

4.  We note your disclosure that your average total loss on foreclosed properties was 54.9%
    during the quarter ended June 30, 2011. Further, we note that the average time to sell a
    foreclosed property was 169 days or a little less than 6 months. Please address the following:

    • Please revise your disclosure in future filings to provide a description of your valuation
      methodologies for determining the fair value of these properties on the date you acquire
      the assets in exchange for the loans. Describe the significant assumptions used in the
      valuation.
    • If you receive appraisals, revise your disclosure in future filings to describe any
      adjustments you may make to the appraised values including those you may make as a
      result of outdated appraisals.
    • Given the significant percentage of losses on the sale of foreclosed properties, please
      revise future filings to disclose whether and how you validate your methodology for
      accuracy.
    • Disclose in future filings how you consider the losses on sales of foreclosed properties
      when determining the appropriate amounts to charge-off when the asset is acquired in
      exchange for the loan.
    • Disclose in future filings how you consider the losses on sales of foreclosed properties
      when determining the net realizable value of any collateral when evaluating the amount
      of any possible impairment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require.  Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

    • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    • staff comments or changes to disclosure in response to staff comments do not foreclose
      the Commission from taking any action with respect to the filing; and

    • the company may not assert staff comments as a defense in any proceeding initiated by
      the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3423 with any other questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief